February 7, 2006
Via facsimile and EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-4
(Registration Statement No. 333-129096)
Ladies and Gentlemen:
          Mariner Energy, Inc. (the “Registrant”) hereby requests that pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the effectiveness of its Registration Statement on Form S-4 (Registration Statement No. 333-129096), as amended, be accelerated so that the Registration Statement will become effective on Thursday, February 9, 2006, at 9:00 a.m., Eastern time, or as soon thereafter as practicable.
          In connection with making this request, the Registrant acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, MARINER ENERGY, INC.
By:	/s/ Teresa G. Bushman
Teresa G. Bushman
Vice President and General Counsel